1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 19, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:      Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley California Tax-Free Daily Income Trust (the “Fund”)
(File Nos. 33-21803;811-5554)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A relating to the proposed liquidation of the Fund filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2023. The Fund has considered your comments and has authorized us to make responses and acknowledgements discussed below relating to the Fund’s preliminary proxy statement on its behalf.  Below, we provide our responses to the SEC staff’s comments, as requested.  The Fund expects to file the definitive proxy statement via EDGAR on or about July 26, 2023.

COMMENTS TO THE PRELIMINARY PROXY STATEMENT

Comment 1.          Please confirm that Morgan Stanley Investment Management Inc. (the “Adviser”) or its affiliates will continue to hold its shares of the Fund after the vote and through the liquidation (i.e., the Adviser or its affiliates will not sell its shares of the Fund ahead of the remaining shareholders).

Response 1.          The Adviser confirms that it or its affiliates will continue to hold its shares of the Fund after the vote and through the liquidation.

Comment 2.          Please supplementally confirm that the Fund will stay current on all filing obligations.

Response 2.          The Fund confirms that it will stay current on all filing obligations.

Comment 3.          Please supplementally confirm that the Fund’s series and class identifiers will be marked as inactive on EDGAR once the liquidation is consummated.

Response 3.          The Fund confirms that its series and class identifiers will be marked as inactive on EDGAR once the liquidation is consummated.

Comment 4.          Please supplementally confirm that the Fund will use reasonable efforts to locate all Fund shareholders.

Response 4.          The Fund confirms that it will use reasonable efforts to locate all Fund shareholders.

Comment 5.          Please supplementally confirm that the Fund will decide on the collectability of all receivables and that the Fund will include in its liquidation costs anything that the Fund believes will not be collected.

Response 5.          The Fund confirms that it will decide on the collectability of all receivables and that it will include in its liquidation costs anything that the Fund believes will not be collected.

Comment 6.          Please supplementally confirm whether the Accounting Standards Codification Topic 450 and Financial Accounting Standard No. 5 will be used in accounting for the liquidation of the Fund (i.e., for purposes of confirming the Fund has set aside the appropriate amount of assets to cover its liabilities).

Response 6.          The Fund confirms that Accounting Standard Codification Topic 450 and Financial Accounting Standard No. 5 will be used in accounting for the liquidation of the Fund.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai

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